Submission of Matters to a Vote of Shareholders

The Fund held its Annual Meeting of Shareholders (the "Annual Meeting") on April 24, 2017. At the Annual Meeting, Robert F. Keith was elected by the Common Shareholders of the First Trust Energy Infrastructure Fund as a Class I Trustee for a three-year term expiring at the Fund's Annual Meeting of Shareholders in 2020. The number of votes cast for Mr. Keith was 15,503,908, the number of votes against was 282,146 and the number of broker non-votes was 1,764,182. James A. Bowen, Richard E. Erickson, Thomas R. Kadlec, and Niel B. Nielson are the other current and continuing Trustees.